Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 5, 2014 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2014 and the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, and the related Management’s Discussion and Analysis of financial results as disclosure which is unchanged from such Management’s Discussion and Analysis may not be repeated herein. This commentary is based on information available to, and is dated as of, August 5, 2014. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES: Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

NON-GAAP MEASURES: This Management’s Discussion and Analysis and the accompanying report to shareholders contains the terms of operating netbacks and total capital expenditures - net, which are not recognized measures under generally accepted accounting principles (“GAAP”). Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures- net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

This Management’s Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the terms total net debt and net debt which also are not recognized measures under GAAP. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

This Management’s Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management’s Discussion and Analysis. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

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DISCLOSURES: Due to immateriality, the Company has combined the previously separated disclosure of “Heavy Oil” revenue, volumes, pricing, production expenses and royalties into “Crude Oil and condensate” revenue, volumes, pricing, production expenses and royalties for the three and six month periods ending June 30, 2014. Prior periods have been adjusted for comparative purposes.

JOINT ARRANGEMENTS: Bellatrix is a partner of the following joint arrangements, which have been classified under IFRS as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – On April 10, 2014, Bellatrix announced that Grafton Energy Co I Ltd. (“Grafton”) elected to exercise an option to increase committed capital investment to the joint venture (the “Grafton Joint Venture”) with Grafton established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. The Grafton Joint Venture properties are in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82%, or $250 million, to the joint venture to participate in a Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI.

DAEWOO AND DEVONIAN PARTNERSHIP – Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix’s WI share of producing assets, an operated compressor station and gathering system and related land acreage.

TROIKA JOINT VENTURE – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% or $120 million towards a capital program for drilling of an expected 63 gross wells and will receive a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI.

Additional information relating to the Company, including the Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management’s assessment of future plans, operations and strategy, drilling plans and the timing thereof, commodity price risk management strategies, 2014 capital expenditure budget, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2014 production expenses and general and administrative expenses, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, the Company’s drilling inventory and capital required therefor, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2014 capital expenditure program utilizing various available sources of capital, expected 2014 average daily production and exit rate, plans to continue commodity risk management strategies, timing of redetermination of borrowing base, plans for additional facilities and infrastructure and timing and effects thereof, expectation that well rate will increase as production space becomes available, expectation that TransCanada system pressures will continue to be high through the summer, expected net production through processing infrastructure, expected 2014 funds flow from operations and funds flow from operations per share, exit 2014 net debt and ratio of total net debt to annualized estimated fourth quarter 2014 funds flow from operations may constitute forward-looking statements under applicable securities laws. Included herein are estimates of Bellatrix's 2014 funds flow from operations and funds flow from operations per share, exit 2014 net debt and ratio of total net debt to annualized estimated fourth quarter 2014 funds flow from operations based on the assumptions provided herein and other assumptions utilized in arriving at Bellatrix's budget. To the extent such estimates constitute a financial outlook, they were approved by management on August 5, 2014 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations.

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Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could effect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the NYSE MKT under the symbol BXE.

$750.0 Million Short Form Base Shelf Prospectus and $172.6 Million Bought Deal Financing

In May 2014, Bellatrix filed a short form base shelf prospectus (the “$750 million Shelf Prospectus”) of up to $750 million, with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) and a Registration Statement filed with the United States Securities and Exchange Commission. The $750 million Shelf Prospectus allows Bellatrix to offer and issue common shares, subscription receipts, warrants and units (comprising any combination of the foregoing securities), by way of one or more prospectus supplements at any time during the 25-month period that the $750 million Shelf Prospectus remains in place.

Pursuant to a prospectus supplement to the $750 million Shelf Prospectus, on June 5, 2014, Bellatrix closed a bought deal offering of 18,170,000 common shares of the Company (the "Common Shares") at a price of $9.50 per Common Share for aggregate gross proceeds of $172.6 million (the "Offering"), through a syndicate of underwriters. Net proceeds of $165.5 million received from the Offering were utilized to temporarily reduce outstanding indebtedness under the Company's credit facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund the Company's ongoing capital expenditure program and for general corporate purposes.

As at June 30, 2014, there was $577.4 million available on the $750 million Shelf Prospectus.

Credit Facility Increased 25% to $625 million

Based upon the Company’s semi-annual borrowing base review for May 31, 2014, Bellatrix increased its borrowing base and credit facilities to $625 million from $500 million. This 25% increase of $125 million was the result of Bellatrix’s strong 2013 drilling results continuing into the first quarter of 2014, combined with benefits derived from the acquisition of Angle Energy Inc. (“Angle”) in the fourth quarter of 2013, cumulatively delivering significant reserves and production growth. The increased credit facilities will be available to finance Bellatrix’s ongoing capital expenditures, working capital requirements and for general corporate purposes.

The bank syndicate lenders approved the Company’s request to change the term of the credit facilities to a 3 year facility, fully revolving until maturity, and extendible annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than 3 years. Concurrently with such changes, the credit facilities were also amended to include certain ongoing financial covenants that will require quarterly compliance.

Grafton Joint Venture Capital Investment Increase

On April 10, 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Grafton's increased capital investment will continue to support the accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture properties are located in the Willesden Green and Brazeau areas of West-Central Alberta. After giving effect to the exercise by Grafton of its option, Grafton was committed to contributing 82%, or $250 million, to the $305 million Joint Venture to participate in a Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest (“WI”) in each well drilled in the development program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture WI. The effective date of the initial agreement for the Joint Venture is July 1, 2013 and had an initial term of 2 years. With the exercise of the $50 million option, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

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Blaze Pipeline

On April 2, 2014, Bellatrix announced the completion of a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze Energy Ltd. ("Blaze"), completing a 55 km pipeline to tie-in Bellatrix natural gas for processing in the Blaze gas plant located at 4-31-48-12W5. Bellatrix has secured firm processing capacity of 100 mmcf/d in the plant. The pipeline was commissioned on April 1, 2014 reaching 35 mmcf/d on the first day of operations. Bellatrix was delivering up to 84 mmcf/d (including partner gas) at its peak to the Blaze plant during the second quarter of 2014. As of August 1, 2014, the plant was accepting up to 80 mmcf/d at the inlet of the facility.

Second Quarter 2014 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended June 30, 2014 averaged 36,342 boe/d compared to 22,102 boe/d in the same period of 2013, representing a 65% increase. Total crude oil, condensate and NGLs averaged approximately 35% of sales volumes for the 2014 second quarter, compared to 28% in the corresponding period in 2013. Sales volumes for the six months ended June 30, 2014 averaged 35,699 boe/d, compared to 20,730 boe/d for the same period in 2013, representing a 72% increase. The increase in total sales volumes experienced in the three and six month periods was primarily a result of a $151.9 million increase in capital expenditures over the comparable six month period ending June 30, 2013, attributable in part to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture entered into after the second quarter of 2013, Bellatrix’s continued drilling success achieved in the Cardium and Notikewin/Falher resource plays, and additional sales volumes acquired through the acquisition of Angle in December, 2013, offset partially by outages and delays due to unscheduled temporary plant turnarounds. Capital expenditures for the six months ended June 30, 2014 were $290.2 million, compared to $138.3 million during the same period of 2013.

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
Crude oil and condensate	(bbls/d)	6,686	3,862	6,829	3,886
NGLs (excluding condensate)	(bbls/d)	5,954	2,344	5,695	2,209
Total crude oil, condensate and NGLs	(bbls/d)	12,640	6,206	12,524	6,095

Natural gas	(mcf/d)	142,214	95,376	139,051	87,812

Total (6:1)	(boe/d)	36,342	22,102	35,699	20,730

In the first six months of 2014, Bellatrix posted a 100% success rate drilling and/or participating in 63 gross (34.56 net) wells, resulting in 47 gross (27.38 net) Cardium light oil horizontal oil wells, 14 gross (6.02 net) Notikewin/Falher liquids-rich gas wells, and 2 gross (1.15 net) Cardium gas wells. During the second quarter of 2014, Bellatrix drilled and/or participated in 19 gross (9.00 net) wells, consisting of 11 gross (5.51 net) Cardium oil wells, 7 gross (2.99 net) Notikewin/Falher liquids-rich gas wells, and 1 gross (0.50 net) Cardium gas well.

By comparison, during the first half of 2013, Bellatrix drilled and/or participated in 26 gross (22.08 net) wells, which included 23 gross (15.98 net) Cardium light oil horizontal wells and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas horizontal wells. During the second quarter of 2013, Bellatrix drilled and/or participated in 5 gross (5 net) Cardium oil wells.

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For the three months ended June 30, 2014, crude oil, condensate and NGL sales volumes increased by approximately 104%, averaging 12,640 bbls/d compared to 6,206 bbls/d in the second quarter of 2013. During the first six months of 2014, crude oil, condensate and NGL sales volumes increased by approximately 106%, averaging 12,524 bbls/d compared to 6,095 bbls/d in the first half of 2013. The weighting towards crude oil, condensate and NGLs for the three and six months ended June 30, 2014 was 35% for both periods, compared to 28% and 29% in the same periods in 2013, respectively.

Sales of natural gas averaged 142.2 mmcf/d during the second quarter of 2014, compared to 95.4 mmcf/d in the same period in 2013, an increase of 50%. Sales of natural gas increased by 59% during the first six months of 2014 to 139.1 mmcf/d, compared to 87.8 mmcf/d in the same period of 2013.

Bellatrix experienced significant outages and delays due to unscheduled temporary plant turnarounds at some of Bellatrix’s 3rd party operated gas processing plants during the months of May and June 2014.

For 2014, Bellatrix will continue to be active in drilling with 10 to 12 rigs operating in its two core resource plays, the Cardium oil and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology. A revised net capital budget of $515 million has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the revised $515 million 2014 budget is anticipated to provide 2014 average daily production of approximately 41,000 boe/d and an exit rate of approximately 48,000 boe/d.

Commodity Prices

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2014	2013	% Change	2014	2013	% Change

Exchange rate (US$/CDN$)	0.9164	0.9774	(7)	0.9115	0.9846	(8)

Crude oil:
WTI (US$/bbl)	102.99	94.17	10	100.84	94.26	7
Edmonton par – light oil ($/bbl)	106.67	92.94	15	103.42	90.77	14
Bellatrix’s average prices ($/bbl)
Crude oil and condensate	103.25	93.48	10	100.72	91.83	10
NGLs (excluding condensate)	42.70	36.20	18	49.72	39.05	28
Total crude oil and NGLs	74.73	71.84	4	77.53	72.70	7
Total crude oil and NGLs (including risk management (1))	67.71	73.10	(8)	71.14	73.26	(3)

Natural gas:
NYMEX (US$/mmbtu)	4.58	4.02	14	4.65	3.76	24
AECO daily index (CDN$/mcf)	4.69	3.53	33	5.20	3.36	55
AECO monthly index (CDN$/mcf)	4.68	3.59	31	4.72	3.33	42
Bellatrix’s average price ($/mcf)	5.04	3.85	31	5.45	3.69	48
Bellatrix’s average price (including risk management (1)) ($/mcf)	4.40	3.68	20	4.64	4.01	16

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For crude oil and condensate, Bellatrix recorded an average price of $103.25/bbl before commodity price risk management contracts during the three months ended June 30, 2014, 10% higher than the average price of $93.48/bbl received in the second quarter of 2013. In comparison, the Edmonton par price increased by 15%, and the average WTI crude oil benchmark price increased by 10% between the 2014 and 2013 second quarters. During the six months ended June 30, 2014, Bellatrix recorded an average price of $100.72/bbl before commodity price risk management contracts for crude oil and condensate, 10% higher than the average price of $91.83/bbl received in the first six months of 2013. In comparison, the Edmonton par price increased by 14%, and the average WTI crude oil benchmark price increased by 7% between the first half of 2014 and 2013.

The average US$/CDN$ foreign exchange rate was 0.9115 for the six months ended June 30, 2014, a decrease of 8% compared to an average rate of 0.9846 in the corresponding period in 2013.

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For NGLs (excluding condensate), Bellatrix recorded an average price of $42.70/bbl during the three months ended June 30, 2014, an increase of 18% from the $36.20/bbl received in the comparative 2013 period. For the six months ended June 30, 2014, Bellatrix received an average NGL price of $49.72/bbl, a 28% increase from the $39.05/bbl received in the first half of 2013. The overall increase in NGL pricing between the 2014 and 2013 six-month periods is largely attributable to changes in NGL market supply conditions between the periods.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher prices per mcf than the daily AECO index. During the second quarter of 2014, the AECO daily reference price increased by 33% and the AECO monthly reference price increased by approximately 31% compared to the second quarter of 2013. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the three months ended June 30, 2014 increased by 31% to $5.04/mcf compared to $3.85/mcf in the second quarter of 2013. During the six months ended June 30, 2014, the AECO daily reference price increased by 55% and the AECO monthly reference price increased by 42% compared to the same period in 2013. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the first six months of 2014 increased by 48% to $5.45/mcf compared to $3.69/mcf in the first half of 2013. Bellatrix’s natural gas average prices after including commodity price risk management contracts for the three and six months ended June 30, 2014 were $4.40/mcf and $4.64/mcf, compared to $3.68/mcf and $4.01/mcf in the same periods in 2013, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2014 was $151.2 million, an increase of 104% from the $74.0 million realized in the second quarter of 2013. Revenue before other income, royalties and commodity price risk management contracts for the six months ended June 30, 2014 was $312.9 million, 125% higher than the $138.9 million realized in the first half of 2013. In the first six months of 2014, Bellatrix realized increased light oil, condensate, natural gas, and NGL sales volumes due primarily to Bellatrix’s ongoing drilling success and additional sales volumes realized from the acquisition of Angle in December of 2013. The higher revenue before other income between the 2014 and 2013 six month periods was attributable to these increases to sales volumes for all products in conjunction with higher realized prices for all commodities experienced in the first six months of 2014.

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2014 increased from the same period in 2013 by approximately 112%, resulting from 104% higher sales volumes in conjunction with increased realized prices for all products when compared to the second quarter of 2013. Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the six months ended June 30, 2014 increased by 119% compared to the first six months of 2013, resulting from 106% higher sales volumes in conjunction with increased realized prices for all products when compared to the first half of 2013.

In the three and six month periods ending June 30, 2014, total crude oil, condensate and NGL revenues contributed 57% and 56% of total revenue (before other income), compared to 55% and 58% in the same periods in 2013, respectively.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2014 increased by approximately 95% compared to the second quarter of 2013 as a result of a 31% increase in realized gas prices before risk management in conjunction with a 50% increase in sales volumes between the periods. For the six months ended June 30, 2014, natural gas revenue before other income, royalties and commodity price risk management contracts increased by approximately 134% compared to the first half of 2013 as a result of a 48% increase in realized gas prices before risk management in conjunction with a 59% increase in sales volumes between the periods.

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	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Crude oil and condensate	62,817	32,849	124,488	64,590
NGLs (excluding condensate)	23,138	7,724	51,249	15,613
Crude oil and NGLs	85,955	40,573	175,737	80,203
Natural gas	65,255	33,404	137,192	58,682
Total revenue (before other income)	151,210	73,977	312,929	138,885
Other income (1)	1,101	587	2,967	1,222
Total revenue (before royalties and risk management)	152,311	74,564	315,896	140,107

(1) Other income primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter outstanding as of August 5, 2014 is shown in the following tables:

Natural gas

Average Volumes (GJ/d)

	Q3 2014	Q4 2014
Fixed	110,000	110,000

Average Price ($/GJ AECO C)

	Q3 2014	Q4 2014
Fixed price	3.70	3.70

Crude oil and liquids

Average Volumes (bbls/d)

	Q3 2014	Q4 2014
Fixed (CDN$)	5,000	5,000
Fixed (US$)	1,000	1,000

Average Price ($/bbl WTI)

	Q3 2014	Q4 2014
Fixed price (CDN$/bbl)	96.46	96.46
Fixed price (US$/bbl)	94.15	94.15

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As at June 30, 2014, the fair value of Bellatrix’s outstanding commodity contracts was a net unrealized liability of $25.6 million as reflected in the financial statements. The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at June 30, 2014 and will differ from what will eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Condensed Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and six months ended June 30, 2014 and 2013 as reflected in the Condensed Consolidated Statements of Comprehensive Income:

Commodity contracts

Three months ended June 30, 2014
($000s)	Crude Oil & Liquids	Natural Gas	Total
Realized cash loss on contracts	(8,074)	(8,287)	(16,361)
Unrealized gain on contracts (3)	2,952	12,044	14,996
Total gain (loss) on commodity contracts	(5,122)	3,757	(1,365)

Commodity contracts

Three months ended June 30, 2013
($000s)	Crude Oil & Liquids	Natural Gas	Total
Realized cash gain (loss) on contracts	709	(1,494)	(785)
Unrealized gain (loss) on contracts (3)	(490)	6,482	5,992
Total gain on commodity contracts	219	4,988	5,207

Commodity contracts

Six months ended June 30, 2014
($000s)	Crude Oil & Liquids	Natural Gas	Total
Realized cash loss on contracts (1)	(14,490)	(20,509)	(34,999)
Unrealized loss on contracts (3)	(3,113)	(5,567)	(8,680)
Total loss on commodity contracts	(17,603)	(26,076)	(43,679)

Commodity contracts

Six months ended June 30, 2013
($000s)	Crude Oil & Liquids	Natural Gas	Total
Realized cash gain on contracts (2)	621	5,096	5,717
Unrealized gain (loss) on contracts (3)	1,517	(7,824)	(6,307)
Total gain (loss) on commodity contracts	2,138	(2,728)	(590)

(1) In January 2014, the Company settled a 1,500 bbl/d $105.00 US crude call option for the term of February to December 31, 2014 for US $0.5 million.

(2) In January 2013, the Company crystalized and realized $6.5 million in cash proceeds by resetting the fixed prices on natural gas commodity price risk management contracts for the period from April 1, 2013 through to October 31, 2013.

(3) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended June 30, 2014, total royalties were $27.0 million compared to $12.6 million incurred in the second quarter of 2013. Overall royalties as a percentage of revenue (after transportation costs) in the second quarter of 2014 were 18% compared with 17% in the same period in 2013. For the six months ended June 30, 2014, total royalties were $54.4 million compared to $24.3 million incurred in the first six months of 2013. Overall royalties as a percentage of revenue (after transportation costs) in the first half of 2014 were 17%, compared with 18% in the same period in 2013.

Natural gas royalties in the three months ended June 30, 2014 were increased by $1.3 million for annual gas cost allowance adjustments. Excluding these adjustments, the average natural gas and overall corporate royalty rate percentages for the second quarter of 2014 would be 15% and 17%, respectively. Natural gas royalties in the three months ended June 30, 2013 were reduced by $1.1 million for annual gas cost allowance adjustments. Excluding these adjustments, the average natural gas and overall corporate royalty rate percentages for the second quarter of 2013 would be 9% and 19%, respectively.

9

Crude oil, condensate and NGL royalties, and total royalties recognized in the second quarter of 2014 were increased by $2.3 million for adjustments relating to prior period 2012 and 2013 estimates of condensate and NGL royalties for Ferrier area wells paying Indian Oil and Gas Canada (“IOGC”) royalties with royalty incentive programs. These adjustments arose as a result of clarification of the interpretation of the allowable deductions in certain contracts. Excluding these adjustments, the average crude oil, condensate and NGL royalty and corporate royalty rate percentages were 16% and 17%, respectively.

Royalties by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2014	2013	2014	2013
Crude oil, condensate and NGLs	16,198	10,872	34,982	19,573
$/bbl	14.08	19.25	15.43	17.74
Average crude oil, condensate and NGLs royalty rate (%)	19	27	20	25

Natural Gas	10,817	1,689	19,420	4,773
$/mcf	0.84	0.19	0.77	0.30
Average natural gas royalty rate (%)	17	5	14	8

Total	27,015	12,561	54,402	24,346
Total $/boe	8.17	6.25	8.42	6.49
Average total royalty rate (%)	18	17	17	18

Royalties by Type

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Crown royalties	9,524	2,994	18,072	6,113
Indian Oil and Gas Canada royalties	6,419	4,438	10,587	7,160
Freehold & GORR	11,072	5,129	25,743	11,073
Total	27,015	12,561	54,402	24,346

The Company’s light crude oil, condensate and NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program. This is offset by increased royalty rates on wells coming off initial royalty incentive rates and wells drilled on Ferrier lands with higher combined IOGC and GORR royalty rates.

EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Production	25,799	17,383	51,428	32,441
Transportation	2,721	1,662	7,758	3,107
General and administrative	4,536	2,499	10,061	6,085
Interest and financing charges (1)	4,866	3,542	8,593	6,586
Share-based compensation	2,328	241	4,837	1,691

(1) Does not include financing charges in relation to the Company’s accretion of decommissioning liabilities.

Expenses per boe

	Three months ended June 30,		Six months ended June 30,
($ per boe)	2014	2013	2014	2013
Production	7.80	8.64	7.96	8.65
Transportation	0.82	0.83	1.20	0.83
General and administrative	1.37	1.24	1.56	1.62
Interest and financing charges	1.47	1.76	1.33	1.75
Share-based compensation	0.70	0.12	0.75	0.45

10

Production Expenses

For the three and six months ended June 30, 2014, production expenses totaled $25.8 million ($7.80/boe) and $51.4 million ($7.96/boe), compared to $17.4 million ($8.64/boe) and $32.4 million ($8.65/boe) in the three and six months ended June 30, 2013, respectively. In the three and six month periods ended June 30, 2014, production expenses increased overall but decreased on a per boe basis when compared to the same periods in 2013. The decrease in production expenses per boe between the 2013 and 2014 periods is due to continued field optimization projects and increased production in areas of Ferrier and Harmattan with lower production expenses.

Bellatrix is targeting production expenses of approximately $116.5 million ($7.75/boe) in the 2014 year, which is a reduction from the $8.74/boe production expenses incurred for the 2013 year. This is based upon assumptions of estimated 2014 average production of approximately 41,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to lower production expenses.

Production Expenses by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2014	2013	2014	2013
Crude oil, condensate and NGLs	8,675	7,621	17,799	14,748
$/bbl	7.54	13.50	7.85	13.37

Natural gas	17,124	9,762	33,629	17,693
$/mcf	1.32	1.12	1.34	1.11

Total Production Expenses	25,799	17,383	51,428	32,441
Total $/boe	7.80	8.64	7.96	8.65

Total Production Expenses	25,799	17,383	51,428	32,441
Processing and other third party income (1)	(1,101)	(587)	(2,967)	(1,222)
Total after deducting processing and other third party income	24,698	16,796	48,461	31,219
Total $/boe	7.47	8.35	7.50	8.32

(1) Processing and other third party income is included within petroleum and natural gas sales in the Condensed Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and six months ended June 30, 2014 were $2.7 million ($0.82/boe) and $7.8 million ($1.20/boe), compared to $1.7 million ($0.83/boe) and $3.1 million ($0.83/boe) in the same periods in 2013, respectively. The increase in transportation costs per boe between the six month periods of 2013 and 2014 was due to increased fuel costs resulting from higher natural gas pricing realized during the first quarter of 2014, as well as higher hauling costs which were initially necessary for crude oil and associated products produced from wells which began producing in the first six months of 2014.

Operating Netback

Operating Netback – Corporate (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/boe)	2014	2013	2014	2013
Sales	45.72	36.78	48.43	37.01
Transportation	(0.82)	(0.83)	(1.20)	(0.83)
Royalties	(8.17)	(6.25)	(8.42)	(6.49)
Production expense	(7.80)	(8.64)	(7.96)	(8.65)
Operating netback	28.93	21.06	30.85	21.04

For the three months ended June 30, 2014, the corporate operating netback (before commodity risk management contracts) was $28.93/boe compared to $21.06/boe in the second quarter of 2013. The 37% increased netback was primarily the result of higher commodity prices and lower production and transportation expenses, partially offset by increased royalty expenses. After including commodity risk management contracts, the corporate operating netback for the second quarter of 2014 was $23.98/boe compared to $20.68/boe in the same period in 2013. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

11

For the six months ended June 30, 2014, the corporate operating netback (before commodity risk management contracts) was $30.85/boe compared to $21.04/boe in the same period in 2013. The 47% increased netback was primarily the result of higher commodity prices and lower production expenses, partially offset by increased transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the first six months of 2014 was $25.43/boe compared to $22.58/boe in the same period in 2013.

Operating Netback – Crude Oil, Condensate and NGLs (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/bbl)	2014	2013	2014	2013
Sales	74.73	71.84	77.53	72.70
Transportation	(0.52)	(0.85)	(1.20)	(0.89)
Royalties	(14.08)	(19.25)	(15.43)	(17.74)
Production expense	(7.54)	(13.49)	(7.85)	(13.37)
Operating netback	52.59	38.25	53.05	40.70

Operating netback for crude oil, condensate and NGLs averaged $52.59/bbl for the three months ended June 30, 2014, a 37% increase from $38.25/bbl realized in the second quarter of 2013. The increased netback was primarily attributable to higher commodity prices as well as reduced production, royalty and transportation expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the second quarter of 2014 increased to $45.56/bbl compared to $39.50/bbl in the same period in 2013.

Operating netback for crude oil, condensate and NGLs increased by 30% to $53.05/bbl for the six months ended June 30, 2014 from $40.70/bbl realized in the second quarter of 2013. The increased netback was primarily attributable to commodity prices and reduced production and royalty expenses, partially offset by higher transportation expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the first half of 2014 increased to $46.65/bbl compared to $41.26/bbl in the same period in 2013.

Operating Netback – Natural Gas (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/mcf)	2014	2013	2014	2013
Sales	5.04	3.85	5.45	3.69
Transportation	(0.16)	(0.14)	(0.20)	(0.14)
Royalties	(0.84)	(0.19)	(0.77)	(0.30)
Production expense	(1.32)	(1.12)	(1.34)	(1.11)
Operating netback	2.72	2.40	3.14	2.14

For the three months ended June 30, 2014, operating netback for natural gas was $2.72/mcf, an increase of 13% from $2.40/mcf realized in the second quarter of 2013. The increase reflected increased natural gas prices, partially offset by increased production, transportation, and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the three months ended June 30, 2014 decreased to $2.08/mcf, compared to $2.22/mcf in the same period in 2013.

For the six months ended June 30, 2014, operating netback for natural gas increased by 47% to $3.14/mcf, compared to $2.14/mcf realized in the first six months of 2013. The increase reflected increased natural gas prices, partially offset by increased production, transportation, and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the first half of 2014 decreased to $2.33/mcf, compared to $2.47/mcf in the first six months of 2013.

12

General and Administrative

General and administrative (“G&A”) expenses (after capitalized G&A and recoveries) for the three and six months ended June 30, 2014 were $4.5 million ($1.37/boe) and $10.1 million ($1.56/boe), compared to $2.5 million ($1.24/boe) and $6.1 million ($1.62/boe) in the same periods of 2013, respectively. The higher G&A expenses in the second quarter of 2014 were primarily reflective of higher compensation costs and related staffing costs as Bellatrix’s headcount has increased by 67%, as well as additional office rent, partially offset by increased recoveries and capitalization. On a per boe basis, G&A for the three months ended June 30, 2014 increased by 10% when compared to the same period in 2013. The increase was primarily a result of higher overall costs, which more than offset the higher average sales volumes realized between the 2013 and 2014 periods.

For 2014, the Company is anticipating G&A expenses after capitalization and recoveries to be approximately $25.0 million ($1.67/boe) based on estimated 2014 average production volumes of approximately 41,000 boe/d.

General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2014	2013	2014	2013
Gross expenses	11,971	6,754	25,873	12,919
Capitalized	(1,499)	(1,307)	(5,386)	(2,458)
Recoveries	(5,936)	(2,948)	(10,426)	(4,376)
G&A expenses	4,536	2,499	10,061	6,085
G&A expenses, per unit ($/boe)	1.37	1.24	1.56	1.62

Interest and Financing Charges

For the three and six months ended June 30, 2014, Bellatrix recorded $4.9 million ($1.47/boe) and $8.6 million ($1.33/boe) of interest and financing charges related to bank debt, compared to $3.5 million ($1.76/boe) and $6.6 million ($1.76/boe) in the comparative periods in 2013, respectively, which included amounts relating to its then outstanding $55.0 million 4.75% convertible debentures. Bellatrix’s convertible debentures were settled during September and October of 2013. The overall increase in interest and financing charges between the second quarters of 2014 and 2013 was primarily due to higher interest charges as the Company carried a higher average debt balance in the second quarter of 2014 compared to the 2013 period. Bellatrix’s total net debt at June 30, 2014 of $363.4 million included $323.0 million of bank debt and the net balance being the working capital deficiency.

Interest and Financing Charges (1)
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2014	2013	2014	2013
Interest and financing charges	4,866	3,542	8,593	6,586
Interest and financing charges ($/boe)	1.47	1.76	1.33	1.76

(1) Does not include financing charges in relation to the Company’s accretion of decommissioning liabilities.

13

Debt to Funds Flow from Operations Ratio
Three months ended June 30,			Six months ended June 30,
($000s, except where noted)	2014	2013	2014	2013

Shareholders’ equity	1,141,830	402,904	1,141,830	402,904

Long-term debt	323,007	194,002	323,007	194,002
Convertible debentures (liability component)	-	51,536	-	51,536
Working capital deficiency (2)	40,426	10,927	40,426	10,927
Total net debt (2) at period end	363,433	256,465	363,433	256,465

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	284,052	146,252	297,310	148,216
Total net debt (2) at period end (5)	363,433	256,465	363,433	256,456
Total net debt to periods funds flow from operations ratio (annualized) (3) (5)	1.3x	1.8x	1.2x	1.7x

Debt to funds flow from operations (1) ratio (trailing) (4)
Funds flow from operations (1) (trailing) (4) (6)	243,172	130,586	243,172	130,586
Total net debt (2) to funds flow from operations ratio (1) (trailing) (4) (5) (6)	1.5x	2.0x	1.5x	2.0x

(1) As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Net debt and total net debt are considered non-GAAP measures. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(3) Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended June 30, 2014 and June 30, 2013.

(5) During part of the 2013 year, Bellatrix had outstanding $55.0 million 4.75% convertible unsecured subordinated debentures (the “convertible debentures”). The convertible debentures were converted or redeemed during September and October of 2013. At June 30, 2013, net debt excluding convertible debentures was $204.9 million, net debt excluding convertible debentures to funds flow from operations ratio (trailing) was 1.6x, and net debt excluding convertible debentures to periods funds flow from operations ratio (annualized) was 1.4x.

(6) The calculations of funds flow from operations (trailing) and total net debt to funds flow from operations ratio (trailing) for June 30, 2014 include Angle funds flow from operations for the twelve-month period ending June 30, 2014.

14

Reconciliation of Total Liabilities to Total Net Debt and Net Debt

As at June 30,
($000s)	2014	2013
Total liabilities per financial statements	695,412	376,744
Current liabilities (included within working capital calculation below)	(237,099)	(68,069)
Commodity contract liability – long term	-	(1,539)
Decommissioning liabilities	(74,480)	(43,102)
Finance lease obligation	(10,873)	(12,406)
Deferred lease inducements	(2,836)	-
Deferred taxes	(47,117)	(6,090)

Working Capital
Current assets	(169,194)	(51,089)
Current liabilities	237,099	68,069
Current portion of finance lease	(1,534)	(1,459)
Current portion of deferred lease inducements	(333)	-
Net commodity contract liability	(25,612)	(4,594)
	40,426	10,927
Total net debt	363,433	256,465
Convertible debentures	-	(51,536)
Net debt	363,433	204,929

Share-Based Compensation

For the three months ended June 30, 2014, non-cash share-based compensation expense was $2.3 million compared to $0.2 million in the same period in 2013. The increase in non-cash share-based compensation expense was primarily a result of a higher expense net of forfeitures for the Company’s outstanding share options of $1.5 million (2013: $0.7 million), an expense of $1.0 million for Deferred Share Units (“DSUs”) (2013: recovery of $0.2 million), an expense of $0.5 million (2013: nil) for Restricted Awards (“RAs”), and an expense of $0.4 million (2013: nil) for Performance Awards (“PAs”). The increase was partially offset by higher capitalized share-based compensation of $1.1 million (2013: $0.3 million).

Non-cash share-based compensation expense for the six months ended June 30, 2014 was $4.8 million compared to $1.7 million in the first half of 2013. The increase in non-cash share-based compensation expense was primarily a result of a higher expense net of forfeitures for the Company’s outstanding share options of $2.8 million (2013: $1.6 million), an expense of $1.8 million (2013: $0.8 million) for DSUs, an expense of $1.5 million (2013: nil) for RAs, and an expense of $0.8 million (2013: nil) for PAs. The increase was partially offset by higher capitalized share-based compensation of $2.1 million (2013: $0.7 million).

Depletion and Depreciation

Depletion and depreciation expense for the three and six month periods ended June 30, 2014 was $41.0 million ($12.39/boe) and $77.4 million ($11.98/boe), compared to $20.9 million ($10.38/boe) and $38.0 million ($10.12/boe) recognized in the same periods in 2013, respectively. For both the three and six month periods, the increase in depletion and depreciation expense between the periods, on a per boe basis, was primarily a result of a higher cost base and increased future development costs, partially offset by an increase in the reserve base used for the depletion calculation.

For the three months ended June 30, 2014, Bellatrix has included a total of $1.1 billion (2013: $504.7 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $70.2 million (2013: $39.3 million) for estimated salvage. Facilities under construction associated capital of $28.7 million was excluded from the depletable base for the depletion calculation for the three months ended June 30, 2014.

15

Depletion and Depreciation

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2014	2013	2014	2013
Depletion and Depreciation	40,984	20,877	77,389	37,967
Per unit ($/boe)	12.39	10.38	11.98	10.12

In the three and six months ended June 30, 2014, a total net gain on dispositions of $9.4 million and $28.5 million, respectively, was recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed during the three and six month periods ended June 30, 2014.

Impairment of Assets

As at June 30, 2014, Bellatrix determined there were no impairment indicators requiring an impairment test to be performed.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and six month periods ended June 30, 2014, the Company recognized a deferred income tax expense of $13.4 million and $22.0 million, compared to $5.3 million and $7.1 million in the same periods in 2013, respectively.

At June 30, 2014, the Company had a total deferred tax liability balance of $47.1 million.

At June 30, 2014, Bellatrix had approximately $1.4 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	June 30, 2014	June 30, 2013
Intangible resource pools:
Canadian exploration expenses	100	101,000	42,600
Canadian development expenses	30	736,100	443,500
Canadian oil and gas property expenses	10	73,500	39,400
Foreign resource expenses	10	800	700
Attributed Canadian Royalty Income	(Alberta) 100	-	16,100
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	-
Undepreciated capital cost (1)	6 – 55	265,600	94,900
Non-capital losses (expire through 2030)	100	157,100	10,000
Financing costs	20 S.L.	13,900	2,000
		1,364,100	649,200

(1)	Approximately $236 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

16

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Cash flow from operating activities	60,063	29,611	144,363	65,138
Decommissioning costs incurred	73	268	137	547
Change in non-cash working capital	10,878	6,684	4,156	8,423
Funds flow from operations	71,014	36,563	148,656	74,108

Bellatrix’s cash flow from operating activities of $60.1 million ($0.34 per basic share and $0.33 per diluted share) for the three months ended June 30, 2014 increased by 103% from $29.6 million ($0.27 per basic share and $0.25 per diluted share) generated in the second quarter of 2013. Bellatrix generated funds flow from operations of $71.0 million ($0.40 per basic share and $0.39 per diluted share) in the second quarter of 2014, an increase of 94% from $36.6 million ($0.34 per basic share and $0.31 per diluted share) generated in the same period in 2013. The increase in funds flow from operations between the second quarter of 2014 and 2013 was principally due to increased overall production volumes and higher realized prices for all commodities, partially offset by a higher net realized loss on commodity contracts, and increased general and administrative, production, transportation, and royalty expenses.

Bellatrix’s cash flow from operating activities of $144.4 million ($0.83 per basic share and $0.81 per diluted share) for the six months ended June 30, 2014 increased by 122% from $65.1 million ($0.60 per basic share and $0.55 per diluted share) generated in the first half of 2013. Bellatrix generated funds flow from operations of $148.7 million ($0.85 per basic share and $0.84 per diluted share) in the first six months of 2014, an increase of 101% from $74.1 million ($0.69 per basic share and $0.63 per diluted share) generated in the first half of 2013. The increase in funds flow from operations between the 2014 and 2013 periods was principally due to increased overall production volumes and higher realized prices for all commodities, partially offset by a net realized loss on commodity contracts compared to a net realized gain in the 2013 period, as well as increased general and administrative, production, transportation, and royalty expenses.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit.

Bellatrix recognized a net profit of $38.3 million ($0.22 per basic share and $0.21 per diluted share) for the three months ended June 30, 2014, compared to a net profit of $15.5 million ($0.14 per basic share and $0.13 per diluted share) in the second quarter of 2013. The higher net profit recorded in the second quarter of 2014 compared to 2013 was primarily the result of higher funds from operating activities as noted above, a greater unrealized gain on commodity contracts, and a gain on property dispositions recognized in the second quarter of 2014. These positive impacts to net profit were partially offset by increased depletion and depreciation, stock-based compensation, and deferred tax expense and a higher realized loss on commodity contracts in the second quarter of 2014 compared to the same period in 2013.

For the six months ended June 30, 2014, Bellatrix recognized a net profit of $63.4 million ($0.36 per basic share and $0.36 per diluted share), compared to a net profit of $20.0 million ($0.19 per basic share and $0.18 per diluted share) in the first half of 2013. The higher net profit recorded in the first six months of 2014 compared to 2013 was primarily the result of higher funds from operating activities as noted above and a higher gain on property dispositions. These positive impacts to net profit were partially offset by increased depletion and depreciation, stock-based compensation, and deferred tax expenses, a realized loss on commodity contracts in the first half of 2014 compared to a realized gain in the 2013 period, and a greater unrealized loss on commodity contracts in the first six months of 2014 compared to the same period in 2013.

17

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2014	2013	2014	2013
Cash flow from operating activities	60,063	29,611	144,363	65,138
Basic ($/share)	0.34	0.27	0.83	0.60
Diluted ($/share)	0.33	0.25	0.81	0.55
Funds flow from operations	71,014	36,563	148,656	74,108
Basic ($/share)	0.40	0.34	0.85	0.69
Diluted ($/share)	0.39	0.31	0.84	0.63
Net profit	38,252	15,466	63,419	20,027
Basic ($/share)	0.22	0.14	0.36	0.19
Diluted ($/share)	0.21	0.13	0.36	0.18

Capital Expenditures

Bellatrix invested $134.6 million and $290.2 million in capital expenditures during the three and six months ended June 30, 2014, compared to $46.7 million and $138.3 million in the three and six months ended June 30, 2013, respectively.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2014	2013	2014	2013
Lease acquisitions and retention	4,264	1,235	6,737	6,841
Geological and geophysical	931	35	1,676	58
Drilling and completion costs	51,159	30,597	151,539	99,924
Facilities and equipment	75,008	14,305	124,097	30,809
Exploration and development (1)	131,362	46,172	284,049	137,632
Corporate (2)	3,206	543	6,161	682
Total capital expenditures – cash	134,568	46,715	290,210	138,314
Property dispositions – cash	(8,613)	(16)	(8,392)	(1)
Total net capital expenditures – cash	125,955	46,699	281,818	138,313
Other – non-cash (3)	3,602	(1,308)	8,592	(521)
Total capital expenditures - net	129,557	45,391	290,410	137,792

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Corporate includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

In the first six months of 2014, Bellatrix posted a 100% success rate drilling and/or participating in 63 gross (34.56 net) wells, resulting in 47 gross (27.38 net) Cardium light oil wells, 14 gross (6.02 net) Notikewin/Falher liquids-rich gas wells, and 2 gross (1.15 net) Cardium gas wells. During the second quarter of 2014, Bellatrix drilled and/or participated in 19 gross (9.00 net) wells, consisting of 11 gross (5.51 net) Cardium oil wells, 7 gross (2.99 net) Notikewin/Falher liquids-rich gas wells, and 1 gross (0.50 net) Cardium gas well.

By comparison, during the first half of 2013, Bellatrix drilled and/or participated in 26 gross (22.08 net) wells, which included 23 gross (15.98 net) Cardium light oil horizontal wells and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas horizontal wells. During the second quarter of 2013, Bellatrix drilled and/or participated in 5 gross (5 net) Cardium oil wells.

The $134.6 million capital program for the three months ended June 30, 2014 was financed from a combination of proceeds from the June 2014 bought deal financing, funds flow from operations and bank debt.

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Based on the current economic conditions and Bellatrix’s operating forecast for 2014, the Company budgets a revised net capital program of $515 million funded from the Company’s cash flows and to the extent necessary, bank indebtedness. The 2014 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Mannville formations.

During the second quarter of 2014, the Company reduced its working interests in certain Cardium and Notikewin/Falher lands and production in the Willesden Green (Baptiste) area of Alberta through the sale of working interests to two joint venture partners for a total net sales price of $8.3 million.

Decommissioning Liabilities

At June 30, 2014, Bellatrix has recorded decommissioning liabilities of $74.5 million, compared to $67.1 million at December 31, 2013, for future abandonment and reclamation of the Company’s properties. For the six months ended June 30, 2014, decommissioning liabilities increased by a net $7.4 million as a result of $1.9 million incurred on development activities, $4.7 million resulting from changes in estimates, and $0.9 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values, partially offset by a $0.1 million decrease related to working interest dispositions during the period. The $4.7 million increase as a result of changes in estimates was primarily due to discount rate variations between June 30, 2014 and December 31, 2013.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company’s existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments – which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Bellatrix’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Recent market conditions have resulted in Bellatrix experiencing recent upward trends in natural gas, light oil and condensate, and NGL pricing.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants. Bellatrix is fully compliant with all of its financing debt covenants.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

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A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to nine primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $20.3 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

In May 2014, Bellatrix filed the $750 million Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) and a Registration Statement filed with the United States Securities and Exchange Commission. The $750 million Shelf Prospectus allows Bellatrix to offer and issue common shares, subscription receipts, warrants and units (comprising any combination of the foregoing securities), by way of one or more prospectus supplements at any time during the 25-month period that the $750 million Shelf Prospectus remains in place.

Pursuant to a prospectus supplement to the $750 million Shelf Prospectus, on June 5, 2014, Bellatrix closed a bought deal offering of 18,170,000 common shares of the Company at a price of $9.50 per Common Share for aggregate gross proceeds of $172.6 million through a syndicate of underwriters. Net proceeds of $165.5 million received from the Offering were utilized to temporarily reduce outstanding indebtedness under the Company's credit facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund the Company's ongoing capital expenditure program and for general corporate purposes.

As at June 30, 2014, there was $577.4 million available on the $750 million Shelf Prospectus.

Total net debt levels of $363.4 million at June 30, 2014 decreased by $32.1 million from $395.5 million at December 31, 2013. The decrease to net debt was primarily as a result of proceeds received from the June 2014 bought deal financing, which were partially offset by capital expenditures made as the Company executed its $290.2 million 2014 capital program. Total net debt levels at June 30, 2014 include the net balance of a working capital deficiency of $40.4 million, which incorporated $66.9 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Company’s joint venture obligations with TCA and Grafton, and under the Daewoo and Devonian Partnership. Total net debt excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

Funds flow from operations represents 51% of the funding requirements for Bellatrix’s capital expenditures for the six months ended June 30, 2014.

As of June 30, 2014, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $550 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. On May 30, 2014, Bellatrix amended the credit facility agreement.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75%, depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

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The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to 3 years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2014.

The Company’s credit facilities contain market standard terms and conditions, and include, for instance, restrictions on asset dispositions and hedging. Generally speaking, dispositions of properties to which the Company is given lending value in the determination of the borrowing base are not permitted unless the NPV 10% value attributed to all properties sold in a fiscal year does not exceed 5% of the borrowing base in effect at the time of such disposition, or unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes, and the term of any hedging contract cannot exceed 3 years for commodity swaps, interest rate or exchange rate swaps. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on our production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps cannot exceed 60% of the amount of the commitment under the credit facilities, and the aggregate amount hedged under all exchange rate swaps cannot exceed 60% of our US dollar revenue over the previous 3 months.

Bellatrix’s credit facilities are subject to a number of covenants, all of which were met as at June 30, 2014. Bellatrix calculates its covenants quarterly. The calculation for each financial covenant is based on specific definitions, are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s Condensed Consolidated Financial Statements. As at June 30, 2014, the major financial covenants are:

Position at June 30, 2014
Total debt must not exceed 4.0(1) times EBITDA for the last four fiscal quarters	1.46x
Senior debt must not exceed 3.5(1) times EBITDA for the last four fiscal quarters	1.46x
EBITDA must not be less than 3.5 times interest expense for the last four fiscal quarters	10.72x

(1) This covenant reflects the adjustment to the ratio as a result of the completion of a material acquisition.

In the absence of a material acquisition, total debt to trailing EBITDA and senior debt to trailing EBITDA covenants must not exceed 3.5 and 3.0 times EBITDA, respectively. In the event of a material acquisition, such covenants are relaxed for two fiscal quarters after the close of the acquisition. Due to the material acquisition of Angle in December 2013, total debt to trailing EBITDA and senior debt to trailing EBITDA covenants were temporarily increased at June 30, 2014 to not exceed 4.0 and 3.5 times, respectively. Pending no material acquisition, at September 30, 2014 total debt to trailing EBITDA and senior debt to trailing EBITDA covenants will revert and must not exceed 3.5 and 3.0 times EBITDA, respectively. Failing a financial covenant may result in cancellation of the credit facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. Including $0.5 million of outstanding letters of credit that reduce the amount otherwise available to be drawn on the syndicated facility, as at June 30, 2014, approximately $301.5 million or 48% of unused and available bank credit under its credit facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the “Commitments” section. Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix’s credit facility, as necessary. Bellatrix has the ability to fund its revised 2014 capital program of $515 million by utilizing cash flow, proceeds from asset dispositions, and to the extent necessary, bank indebtedness.

As at July 31, 2014, Bellatrix had outstanding a total of 11,367,503 options exercisable at an average exercise price of $6.39 per share and 191,364,910 common shares.

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Commitments

As at June 30, 2014, Bellatrix committed to drill 2 gross (1.2 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $4.5 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$ 56.3	$ 150.0	$ 37.5
Remaining wells to drill at June 30, 2014	3	9	7
Remaining estimated total cost ($000s)	$ 11.3	$ 33.8	$ 26.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton (2)	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.5	30.4	31.5
Estimated total cost ($000s) (gross) (1)	$ 244.0	$ 200.0	$ 240.0
Estimated total cost ($000s) (net) (1)	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at June 30, 2014 (gross)	35	33	25
Remaining wells to drill at June 30, 2014 (net)	6.9	16.3	12.5
Remaining estimated total cost ($000s) (gross) (1)	$ 147.7	$ 131.6	$ 95.2
Remaining estimated total cost ($000s) (net) (1)	$ 29.0	$ 65.8	$ 47.6

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.
(2)	During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Specific well commitments associated with the increase are under determination and have not been incorporated into the commitments table.

.

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The Company had the following liabilities as at June 30, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$ 142,678	$ 142,678	$ -	$ -	$ -
Advances from joint venture partners	66,942	66,942	-	-	-
Long-term debt – principal (2)	323,007	-	323,007	-	-
Commodity contract liability	25,612	25,612	-	-	-
Decommissioning liabilities (3)	74,480	-	2,285	3,554	68,641
Finance lease obligation	12,407	1,534	3,206	2,178	5,489
Deferred lease inducements	3,169	333	666	666	1,504
Total	$ 648,295	$ 237,099	$ 329,164	$ 6,398	$ 75,634

(1) Includes $0.8 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2068).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2014.

Business Prospects and 2014 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.

2014 cash flow forecasts for the year have been updated to reflect the recent softening natural gas prices due to the current cooler summer weather conditions.  2014 funds flow from operations expectations have been lowered to approximately $350 million or $1.90 per basic share. This represents a 144% increase over 2013 funds flow from operations of $143.5 million or $1.27 per basic share.

Based on an assumed 2014 average Edmonton Light oil price of $96.85/bbl and AECO $4.34/GJ, average 2014 royalty rates of 18% and estimated 2014 operating costs of $116.5 million or $7.75 boe/d, the Company expects to exit 2014 with total net debt of approximately $390 million or approximately 1.0 times total net debt to annualized estimated fourth quarter 2014 funds flow from operations.

For the remainder of 2014, Bellatrix will be active in drilling with 10 to 12 rigs operating in its two core resource plays, the Cardium light oil play (Bellatrix is the second largest land holder with 338 net sections in the Cardium) and Mannville condensate rich gas play, utilizing horizontal drilling multi-fracturing technology. A revised net capital budget of $515 million has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 41,000 boe/d and an exit rate of approximately 48,000 boe/d.

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Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company’s Annual Information Form for the year ended December 31, 2013.

Critical Accounting Estimates and Accounting Policies

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s Management Discussion and Analysis for the year ended December 31, 2013 continue to be critical in determining Bellatrix’s unaudited financial results as of June 30, 2014. There were no changes in accounting policies during the six months ended June 30, 2014, except as noted below.

IFRIC 21 - “Levies”, which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014. The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to “Offsetting Financial Assets and Financial Liabilities” addressed within IAS 32 - “Financial Instruments: Presentation”, which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

A summary of future accounting pronouncements is found in the Company’s Management Discussion and Analysis for the year ended December 31, 2013, available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2013, which may be found at www.sec.gov.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

Controls and Procedures

As a result of the Company’s market capitalization at June 30, 2014 exceeding US $700 million, Bellatrix is no longer considered an “emerging growth company” under the Jumpstart Our Business Act (the “JOBS Act”), and will require auditor attestation of the Company’s internal controls over financial reporting at December 31, 2014.

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Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on April 1, 2014 and ended on June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the second quarter of 2014 and average production volumes of 36,342 boe/d during that period, as well as the same level of debt outstanding as at June 30, 2014. Diluted weighted average shares are based upon the second quarter of 2014. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI	4,100	0.02
Change of $0.10/ mcf	4,300	0.02
Change of US $0.01 CDN/ US exchange rate	2,500	0.01
Change in prime of 1%	3,200	0.02

(1)	The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

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Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the quarters in 2014, 2013 and 2012.

2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30
Revenues before royalties and risk management	163,585	152,311
Cash flow from operating activities	84,300	60,063
Cash flow from operating activities per share
Basic	$0.49	$0.34
Diluted	$0.48	$0.33
Funds flow from operations (1)	77,642	71,014
Funds flow from operations per share (1)
Basic	$0.45	$0.40
Diluted	$0.45	$0.39
Net profit	25,167	38,252
Net profit per share
Basic	$0.15	$0.22
Diluted	$0.14	$0.21
Total net capital expenditures - cash	155,863	125,955
2013 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	65,543	74,564	68,329	83,455
Cash flow from operating activities	35,527	29,611	25,069	38,025
Cash flow from operating activities per share
Basic	$0.33	$0.27	$0.23	$0.30
Diluted	$0.30	$0.25	$0.21	$0.29
Funds flow from operations (1)	37,545	36,563	30,002	39,349
Funds flow from operations per share (1)
Basic	$0.35	$0.34	$0.28	$0.31
Diluted	$0.32	$0.31	$0.25	$0.30
Net profit	4,561	15,466	29,453	22,195
Net profit per share
Basic	$0.04	$0.14	$0.27	$0.17
Diluted	$0.04	$0.13	$0.25	$0.17
Total net capital expenditures - cash	91,614	46,699	49,452	99,199
2012 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	58,191	50,714	48,126	62,283
Cash flow from operating activities	24,056	28,458	24,807	32,007
Cash flow from operating activities per share
Basic	$0.22	$0.24	$0.23	$0.30
Diluted	$0.21	$0.22	$0.22	$0.28
Funds flow from operations (1)	29,194	25,366	26,613	29,865
Funds flow from operations per share (1)
Basic	$0.27	$0.24	$0.25	$0.28
Diluted	$0.25	$0.22	$0.23	$0.26
Net profit (loss)	9,172	9,963	(615)	9,251
Net profit (loss) per share
Basic	$0.09	$0.09	($0.01)	$0.09
Diluted	$0.08	$0.09	($0.01)	$0.08
Total net capital expenditures - cash	73,831	16,284	35,515	64,383
(1)	Refer to “Non-GAAP Measures” in respect of the term “funds flow from operations” and “funds flow from operations per share”.